SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. )*

China Sunergy Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G84381 105

(CUSIP Number)

February 7, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[_]Rule 13d-1(c)

[X]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G84381 105	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elite Shine Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 74,403,234 ordinary shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 74,403,234 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,403,234 ordinary shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.8%(2)
12	TYPE OF REPORTING PERSON* CO

(1) Including 60,480,000 ordinary shares and 773,513 American Depositary Shares, each representing 18 ordinary shares (“ADSs”). See Item 4 below.

(2) Based on the 267,287,253 ordinary shares outstanding as of December 31, 2011.

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CUSIP NO. G84381 105	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tingxiu Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 74,403,234 ordinary shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 74,403,234 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,403,234 ordinary shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.8%(2)
12	TYPE OF REPORTING PERSON* IN

(1) Including 60,480,000 ordinary shares and 773,513 ADSs. See Item 4 below.

(2) Based on the 267,287,253 ordinary shares outstanding as of December 31, 2011.

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CUSIP NO. G84381 105	Schedule 13 G

PRELIMINARY NOTE: This Schedule 13G is being filed to transition the filing obligations of the Reporting Persons under Section 13 of the Securities Exchange Act of 1934, as amended, with respect to the above named Issuer from Schedule 13D to Schedule 13G. There is no change in beneficial ownership being reported in this Schedule 13G from the Schedule 13D previously filed on October 3, 2011 by the Reporting Persons.

ITEM 1(a).	NAME OF ISSUER:
China Sunergy Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(a).	NAME OF PERSON FILING:
Elite Shine Group Limited
Mr. Tingxiu Lu

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The registered address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

The address of Mr. Tingxiu Lu is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(c).	CITIZENSHIP:

The place of organization of Elite Shine Group Limited is British Virgin Islands. Mr. Tingxiu Lu is a citizen of the People’s Republic of China.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares, $0.0001 par value

ITEM 2(e).	CUSIP NUMBER:

G84381 105

ITEM 3.	Not Applicable

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CUSIP NO. G84381 105	Schedule 13 G

ITEM 4.	OWNERSHIP:

The Reporting Persons purchased a total of 21,295,800 ordinary shares of the Issuer from Smooth King Investment Limited under a certain Share Purchase Agreement dated September 29, 2011 (which sale was closed on February 7, 2012). The Reporting Persons also purchased 773,513 American Depositary Shares, each representing 18 ordinary shares (“ADSs”), from September 13, 2011 to September 30, 2011 through open market transactions. As a result of the foregoing, the following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Persons is provided as of February 10, 2012.

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Elite Shine Group Limited	74,403,234 ordinary shares	27.8%	74,403,234 ordinary shares	0	74,403,234 ordinary shares	0
Mr. Tingxiu Lu	74,403,234 ordinary shares	27.8%	74,403,234 ordinary shares	0	74,403,234 ordinary shares	0

As of February 10, 2012, Elite Shine Group Limited, a British Virgin Islands company, is the beneficial owner of 60,480,000 ordinary shares of the Issuer and 773,513 American Depositary Shares, each representing 18 ordinary shares (“ADSs”). Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tingxiu Lu may be deemed to beneficially own all of the shares held by Elite Shine Group Limited.
Elite Shine Group Limited has entered into a certain share pledge agreement in September 2009 (the “Pledge Agreement”) with a Chinese bank (the “Pledgee”). Pursuant to the Pledge Agreement, 9,184,200 ordinary shares beneficially owned by Elite Shine Group Limited in China Sunergy Co., Ltd (the “Pledged Shares”) were pledged to the Pledgee to secure a syndicated loan arranged by the Pledgee to a company controlled by Mr. Tingxiu Lu. The Pledge Agreement does not grant the Pledgee the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct disposition of the Pledged Shares.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable

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CUSIP NO. G84381 105	Schedule 13 G

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable

ITEM 10.	CERTIFICATION: Not applicable

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CUSIP NO. G84381 105	Schedule 13 G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

Elite Shine Group Limited	By:	/s/ Tingxiu Lu
Name: Tingxiu Lu Title: Director

Tingxiu Lu	/s/ Tingxiu Lu
Tingxiu Lu

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LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

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EXHIBIT A
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.0001 per share, of China Sunergy Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

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Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 10th day of February 2012.

Elite Shine Group Limited	By:	/s/ Tingxiu Lu
Name: Tingxiu Lu Title: Director

Tingxiu Lu	/s/ Tingxiu Lu
Tingxiu Lu

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